FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General and Special
Meeting of Shareholders

Toronto, Ontario (May 27, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General and Special Meeting of Shareholders (the “Meeting”).

Results of the Meeting

The Company is reporting the voting results of its Meeting held virtually on Thursday, May 26, 2022. The summary of the results are as follows:

Total Shares Voted:                295,085,862
Total Shares Issued and Outstanding:     392,142,349
Total Percentage of Shares Voted:         75.25%

1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 7, 2022 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	203,846,524	77.01	60,859,734	22.99
David Fleck	240,867,743	90.99	23,838,515	9.01
David Gower	232,697,622	87.91	32,008,636	12.09
Claire M. Kennedy	239,694,365	90.55	25,011,892	9.45
John A. McCluskey	264,130,275	99.78	575,932	0.22
Monique Mercier	262,467,453	99.15	2,238,805	0.85
Paul J. Murphy	259,083,947	97.88	5,622,311	2.12
J. Robert S. Prichard	262,585,820	99.2	2,120,438	0.8
Kenneth Stowe	263,869,703	99.68	836,554	0.32

2.Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	292,968,205	99.28	2,115,143	0.72

TRADING SYMBOL: TSX:AGI NYSE:AGI

3.Long-Term Incentive Plan
The resolution approving the Company’s Long-Term Incentive Plan was approved.

	Vote For	%	Vote Against	%
Long-Term Incentive Plan	256,731,876	96.99	7,974,381	3.01

4.Employee Share Purchase Plan
The resolution approving the Company’s Employee Share Purchase Plan was approved.

	Vote For	%	Vote Against	%
ESPP	263,114,944	99.4	1,591,313	0.6

5.Shareholder Rights Plan
The resolution approving the Company’s Fifth Amended and Restated Shareholder Rights Plan was approved.

	Vote For	%	Vote Against	%
Shareholder Rights Plan	261,929,655	98.95	2,776,601	1.05

6.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	259,300,018	97.96	5,406,240	2.04

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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